

June 5, 2013

Via E-mail
Ms. Kimberly A. Dang
Vice President and Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

> **Re: Kinder Morgan, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-35081**

Dear Ms. Dang:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Items 1 and 2. Business and Properties, page 5

Recent Developments, page 6

1. We note you have disclosed your "2013 Outlook" on page 12, which forecasts various financial metrics for each of KMP, EPB, and KMI. We have the following comments:

    - Please apply our comments issued in our separate review of EPB's Form 10-K to your disclosure of EPB's forecasts presented within this Form 10-K.

    - For KMP, please clarify to your readers why you expect the 2013 cash distributions and 2013 segment earnings before depreciation, depletion and amortization expense to increase over the 2012 levels. If the reasons for these increases are the significant developments during 2012 and early 2013 as discussed under the heading

"Recent Developments," please explicitly state this and provide some context to the extent that any developments have disproportionately contributed to the expected increases.

- We note that while KMP's 2013 cash distributions per unit will increase 6%, its 2013 segment earnings before depreciation, depletion and amortization expense will increase 26%. Please explain to us and clarify to your readers why it appears that KMP's cash distributions will increase significantly less than the expected increase in cash earnings.

- Additionally, please disclose some measure of cash distributions to earnings (i.e. a payout ratio) for KMP as we believe this will provide useful information to your investors. To the extent that the historical payout ratios for KMP and EPB significantly differ, please tell us and disclose why.

- Please also apply our comments on KMP to KMP's Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief